

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

Howard W. Lutnick
Chief Executive Officer
CF Acquisition Corp. VII
110 East 59th Street
New York, NY 10022

      Re: CF Acquisition Corp. VII
          Preliminary Proxy Statement on Schedule 14A
          Filed May 2, 2023
          File No. 001-41166

Dear Howard W. Lutnick:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Real Estate & Construction

cc: Steven Mermelstein, Esq.